UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 6)

GATEWAY, INC.
(Name of Subject Company (Issuer))

ACER INC. (Parent of Offeror)
GALAXY ACQUISITION CORP. (Offeror)
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Including the associated preferred share purchase rights)
(Title of Class of Securities)

367626108
(CUSIP Number of Class of Securities)

B.J. Lin
Assistant General Counsel
Acer Inc.
8F, 88, Sec.1, Hsin Tai Wu Rd., Hsichih,
Taipei, Hsien 221, Taiwan, R.O.C.
Telephone: +886-2-2696-1234
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:

Richard V. Smith, Esq.
Barbara Murphy Lange, Esq.
Lawrence B. Low, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$709,918,814	$21,795

* Estimated solely for purposes of calculating amount of the filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended. The transaction value is based upon the offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Gateway, Inc. for the expected consideration in the tender offer of $1.90 per share and 373,641,481 shares of outstanding common stock (including restricted shares) as of August 23, 2007.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000307.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:            $21,795

Form or Registration No.:      Schedule TO-T

Filing Party:     Acer Inc. and Galaxy Acquisition Corp.

Date Filed:      September 4, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on September 4, 2007 by Galaxy Acquisition Corp., a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Acer Inc., a company organized under the laws of the Republic of China (the “Parent”), as previously amended (the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, including the associated preferred share purchase rights, issued pursuant to the Rights Agreement, dated as of January 19, 2000, as amended, between Gateway, Inc., a Delaware corporation (the “Company”) and UMB Bank, N.A. (collectively the “Shares” and each share thereof a “Share”), of the Company, at a purchase price of $1.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase for cash dated September 4, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the “Offer”). All capitalized terms used but not defined in this Amendment No. 6 have the meanings ascribed to them in the Schedule TO. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule TO.
       The items of the Schedule TO set forth below are hereby amended and supplemented as follows:
ITEM 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
     Item 7 of the Schedule TO and Section 10 “Source and Amount of Funds” of the Offer to Purchase are hereby amended and supplemented by adding the following to the end thereof:
     “On September 20, 2007, Parent executed a commitment letter (the “Commitment Letter”) with Citibank, N.A. Tapei Branch (“Citibank”), with effect from October 1, 2007, for a loan facility (the “Facility”) of up to NTD 19,800,000,000 (approximately $600,000,000) to provide a portion of the funds for the Offer and the Merger, subject to the terms and conditions described in the Commitment Letter. The actual Facility may be syndicated to other lenders.
     “The commitment is conditioned upon the satisfaction of conditions customary in similar transactions, including the preparation and execution of mutually acceptable Facility documentation and the absence of any condition or event which would permit the termination of the Merger Agreement or entitle Parent or any relevant subsidiary to be relieved of its purchase obligation or to revoke the Offer.
     “The Facility, as contemplated in the Commitment Letter, will consist of a three-year term loan facility of up to NTD 16,500,000,000 to finance the Offer and the Merger and related transaction expenses and/or the refinancing of the existing debt of the Company (“Tranche A”) and a 3-year revolving credit facility of up to NTD 3,300,000,000 to provide financing for working capital needs (“Tranche B”). Tranche A will be available for six months from the date of execution of the Facility agreement and any amount not drawn at the end of the availability period will be cancelled automatically. Tranche A must be repaid in four equal semi-annual installments commencing 18 months from the date of execution of the Facility agreement and may be prepaid without premium or penalty subject to certain conditions. Tranche B will be revolving throughout the life of the Facility and must be repaid on the final maturity date. Tranche A and Tranche B will bear interest at a rate per annum equal to 0.33% over the primary CP rate, the primary CP rate being determined by reference to Reuter screen PRMCP for the relevant interest period of 30, 40 or 90 days (with the period at Parent’s Option).
     “It is anticipated that the Facility agreement will contain customary conditions precedent for financings of this nature, including but not limited to the receipt of all necessary approvals (governmental, judicial, corporate or otherwise) for the financing (including but not limited to board resolutions or other evidence of corporate authorization and/or investment commission approvals consistent with the financing), evidence that Parent has sufficient funds (including the Facility) to complete the Offer and Merger, and evidence that all conditions, including, if applicable, those in respect of purchases made during a Subsequent Offering Period or the purchase and sale pursuant to the Top-Up Option, (other than payment of the purchase price) set out in the Offer documents dated September 4, 2007 and filed with the SEC on September 4, 2007, as amended, have been met or, in consultation with the coordinating arranger and agent, waived and the absence of any termination event under the Offer documents dated September 4, 2007 and filed with the SEC on September 4, 2007, as amended. The Facility agreement also will contain various representations, warranties and customary covenants including, restrictions on sales of assets, mergers and similar business combination transactions (other than the Merger), restrictions on liens and specific financial covenants.
     “It is anticipated that borrowings under the Facility will be refinanced or repaid from funds generated internally by Parent (including, after consummation of the Merger, funds generated by the Company) or other sources, but no final decisions have been made concerning the method that Parent will use to repay such indebtedness. If Parent is unable to consummate the foregoing financing arrangements, it will seek alternative financing. However, Parent’s and Purchaser obligations to complete the Offer and the

Merger are not conditioned upon receipt of the proceeds of the Facility or upon the ability to make alternative financing arrangements.”
     The foregoing is a summary of certain provisions of the Commitment Letter. This summary does not purport to be complete and is qualified in its entirety by reference to the Commitment Letter, which is filed as Exhibit b(1) to the Tender Offer Statement on Schedule TO that Parent has filed with the SEC. Reference is made to such exhibit for a more complete description of the terms and conditions of the Facility. The Commitment Letter may be examined and copies may be obtained in the manner set forth in Section 8, “Certain Information Concerning Gateway,” of the Offer to Purchase.
ITEM 12.     EXHIBITS
     Item 12 of the Schedule TO is hereby amended and supplemented as set forth below:

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated September 4, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated August 27, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(B)	Employee Letter (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(C)	Investor Update: Strategic Transactions August 27, 2007 (Slide Presentation) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(D)	Investor Update: Strategic Transactions August 27, 2007 (Script) (incorporated by reference to Exhibit 99.4 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(E)	Summary Advertisement published in the Wall Street Journal on September 4, 2007.*
(a)(5)(F)	Press release of Parent dated September 5, 2007 — Acer Commences Cash Tender Offer for Gateway, Gateway Announces Sales of Professional Business.*
(b)(1)	Commitment Letter for up to NTD 19.8 billion (USD 600 Million equivalent) loan facility, dated September 20, 2007, between Parent and Citibank, N.A., Tapei Branch.
(d)(1)	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc.*
(d)(2)	Non-Disclosure Agreement, dated August 3, 2007, between Gateway, Inc. and Acer Inc.*
(d)(3)	Exclusivity Agreement, dated as of August 17, 2007, between Gateway, Inc. and Acer Inc.*
(d)(4)	Form of Tender and Support Agreement (attached as Exhibit B to Exhibit (d)(1) hereto).*
(d)(5)	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC.*
(g)	None.
(h)	None.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACER INC.
Dated: September 24, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	Chairman and Chief Executive Officer

GALAXY ACQUISITION CORP.
Dated: September 24, 2007	By:	/s/ J.T. Wang
		Name:	J.T. Wang
		Title:	President

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(A)	Offer to Purchase dated September 4, 2007.*
(a)(1)(B)	Form of Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery.*
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated August 27, 2007 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(B)	Employee Letter (incorporated by reference to Exhibit 99.2 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(C)	Investor Update: Strategic Transactions August 27, 2007 (Slide Presentation) (incorporated by reference to Exhibit 99.3 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(D)	Investor Update: Strategic Transactions August 27, 2007 (Script) (incorporated by reference to Exhibit 99.4 to the Schedule TO-C, dated August 27, 2007, filed by Acer Inc. and Galaxy Acquisition Corp.).*
(a)(5)(E)	Summary Advertisement published in the Wall Street Journal on September 4, 2007.*
(a)(5)(F)	Press release of Parent dated September 5, 2007 — Acer Commences Cash Tender Offer for Gateway, Gateway Announces Sales of Professional Business.*
(b)(1)	Commitment Letter for up to NTD 19.8 billion (USD 600 Million equivalent) loan facility, dated September 20, 2007, between Parent and Citibank, N.A., Tapei Branch.
(d)(1)	Agreement and Plan of Merger, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Gateway, Inc.*
(d)(2)	Non-Disclosure Agreement, dated August 3, 2007, between Gateway, Inc. and Acer Inc.*
(d)(3)	Exclusivity Agreement, dated as of August 17, 2007, between Gateway, Inc. and Acer Inc.*
(d)(4)	Form of Tender and Support Agreement (attached as Exhibit B to Exhibit (d)(1) hereto).*
(d)(5)	Tender and Support Agreement, dated August 27, 2007, among Acer Inc., Galaxy Acquisition Corp. and Avalon Capital Group, LLC.*
(g)	None.
(h)	None.
* Previously filed